Exhibit 21.1

Subsidiaries of Presidio, Inc.
Name	Jurisdiction of Incorporation
Presidio Holdings Inc.	Delaware
Presidio IS LLC	Delaware
Presidio LLC	Georgia
Presidio Capital Funding LLC	Delaware
Presidio Networked Solutions LLC	Florida
Presidio Technology Capital, LLC	Georgia
Presidio Networked Solutions Group, LLC	Delaware
3rd Ave. Creative Marketing & Branding LLC	Delaware
Red Sky Solutions LLC	Utah
Red Sky Security Ltd	United Kingdom